Exhibit 99.1

FOR RELEASE

Unitil Reports Third Quarter Earnings

HAMPTON, N.H., OCTOBER 29, 2020 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $0.3 million, or $0.02 in Earnings Per Share (EPS), for the third quarter of 2020, a decrease of $2.0 million in Net Income, or $0.13 per share, compared to the third quarter of 2019, driven by lower gas and electric sales margins and higher operating expenses.

For the nine months ended September 30, 2020, the Company reported Net Income of $18.6 million, or $1.25 per share, a decrease of $14.2 million, or $0.95 per share, compared to the same nine month period in 2019. In the first quarter of 2019, the Company recognized a one-time net gain of $9.8 million, or $0.66 per share, on the Company’s divestiture of its non-regulated business subsidiary, Usource. The decrease in earnings for the first nine months of 2020 also reflects lower gas and electric sales margins primarily due to warmer winter weather in 2020 compared to 2019 and the economic slowdown caused by the coronavirus pandemic. The Company estimates that the warmer than normal winter weather negatively affected Net Income by approximately $3.1 million, or $0.20 per share, in the first nine months of 2020. The Company’s GAAP Gas and Electric Gross Margins were $10.5 million and $18.5 million, respectively, for the three months ended September 30, 2020 and were $61.0 million and $52.2 million, respectively for the nine month period ended September 30, 2020, including the impact on margins of the COVID-19 pandemic.

“As the COVID-19 pandemic carries on, I am proud of the dedication our employees have shown in ensuring that our customers continue to receive reliable service,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We remain focused on the health and safety of our employees, customers, and the communities we serve during these unprecedented times.”

Gas Adjusted Gross Margin (a non-GAAP measure1) was $18.0 million and $83.3 million in the three and nine months ended September 30, 2020, respectively, decreases of $0.7 million and

[1]

The accompanying Supplemental Information more fully describes the non-GAAP measures used in this press release and includes a reconciliation of the non-GAAP measures to what the Company’s management believes are the most comparable GAAP measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

$2.2 million, respectively, compared to the same periods in 2019. The decrease in the three month period was driven by lower therm sales of $1.0 million due to lower average usage primarily attributed to the economic slowdown associated with the coronavirus pandemic, partially offset by customer growth and higher rates of $0.3 million. The decrease in the nine month period was driven by lower margin of $3.2 million principally due to warmer winter weather in the first quarter of 2020, and lower margin of $1.3 million from lower average usage primarily attributed to the economic slowdown caused by the coronavirus pandemic. These decreases were partially offset by customer growth and higher rates of $2.3 million.

Gas therm sales decreased 5.5% and 7.1% in the three and nine month periods ended September 30, 2020, respectively, compared to the same periods in 2019. The decrease in overall gas therm sales in the Company’s service areas reflects warmer weather in the first nine months of 2020 compared to the same period in 2019, as well as lower sales to Commercial and Industrial (C&I) customers, primarily in the second and third quarters, due to the economic slowdown caused by the coronavirus pandemic, partially offset by customer growth.

Based on weather data collected in the Company’s gas service areas, there were 8.4% fewer Effective Degree Days (EDD) in the first nine months of 2020, on average, compared to the same period in 2019 and 8.7% fewer EDD compared to normal. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were down 1.9% in the first nine months of 2020 compared to the same period in 2019. As of September 30, 2020, the number of gas customers served has increased by 2,337, including seasonal accounts, over the previous year.

Electric Adjusted Gross Margin (a non-GAAP measure1) was $24.5 million and $70.0 million in the three and nine months ended September 30, 2020, decreases of $0.6 million and $0.6 million, respectively, compared with the same periods in 2019. Electric Adjusted Gross Margin in the third quarter of 2020 reflects lower margin of $1.0 million from lower C&I kilowatt-hour (kWh) sales and demand sales (a measure of peak usage by certain C&I customers during the period) due to lower average usage primarily attributed to the economic slowdown caused by the coronavirus pandemic, partially offset by the positive effect of warmer summer weather on kWh sales, and higher rates of $0.4 million. Electric Adjusted Gross Margin in the nine month period reflects lower margin of $2.0 million from lower C&I kWh and demand sales due to lower average usage, primarily attributed to the economic slowdown caused by the coronavirus pandemic and warmer winter weather, partially offset by the positive effect of warmer summer weather on kWh sales, and customer growth. Electric Adjusted Gross Margin was also positively impacted in the nine month period by higher rates of $1.2 million and higher margin of $0.2 million from increased residential sales due to coronavirus pandemic stay-at-home orders.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Total electric kWh sales increased 4.3% and 1.2%, respectively in the three and nine month periods ended September 30, 2020 compared to the same periods in 2019. Sales to Residential customers increased 14.4% and 8.2%, respectively, in the three and nine month periods ended September 30, 2020 compared to the same periods in 2019. Sales to C&I customers decreased 2.8% and 3.6%, respectively, in the three and nine month periods ended September 30, 2020 compared to the same periods in 2019. The increases in sales to Residential customers reflect the coronavirus pandemic stay-at-home orders, warmer summer weather in 2020 compared to 2019 which resulted in higher use of air conditioning, and customer growth, partially offset by the warmer winter weather in 2020 which adversely impacted the usage of electricity for heating purposes. The decreases in sales to C&I customers reflect lower usage as a result of the economic slowdown caused by coronavirus pandemic, and the warmer winter weather in 2020 which adversely impacted the usage of electricity for heating purposes, partially offset by customer growth and warmer summer weather. Based on weather data collected in the Company’s electric service areas, there were 22.3% more Cooling Degree Days in the third quarter of 2020, on average, compared to the same period in 2019. As of September 30, 2020, the number of total electric customers served has increased by 1,048, including seasonal accounts, over the last year.

Operation and Maintenance (O&M) expenses increased $0.6 million and decreased $1.3 million in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase in the three month period reflects higher utility operating costs. The decrease in the nine month period includes $0.4 million of lower labor and other costs attributed to Usource operations in the first quarter of 2019. The change in O&M expenses in the nine month period also reflects lower labor costs of $1.2 million and lower utility operating costs of $0.3 million, partially offset by higher bad debt expense of $0.4 million, which includes a provision for the impact of the coronavirus pandemic, and higher professional fees of $0.2 million. The lower labor costs in the nine month period reflect lower employee benefit costs.

Depreciation and Amortization expense increased $0.9 million and $1.7 million in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase in the three month period reflects increased depreciation on higher levels of utility plant in service and higher amortization of software. The increase in the nine month period reflects increased depreciation on higher levels of utility plant in service.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Taxes Other Than Income Taxes decreased $0.2 million and increased $0.9 million in the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The decrease in the three month period reflects lower payroll taxes, partially offset by higher local property taxes on higher utility plant in service. The increase in the nine month period reflects higher local property taxes on higher utility plant in service and the recognition of $0.6 million in property tax abatements in the second quarter of 2019, partially offset by lower payroll taxes. The lower payroll taxes in both periods reflect the recognition of $0.6 million of payroll tax credits associated with the Coronavirus Aid, Relief and Economic Security (CARES) Act in the third quarter of 2020.

Interest Expense, Net decreased $0.2 million and $0.2 million in the three and nine month periods ended September 30, 2020, respectively, compared to the same periods in 2019. These decreases reflect lower interest rates on short-term debt and lower interest expense on regulatory liabilities, partially offset by higher levels of long-term debt.

Other Expense (Income), Net increased $0.1 million for the three months ended September 30, 2020 compared to the same period in 2019. Other Expense (Income), Net changed from income of $9.8 million in the first nine months of 2019 to expense of $4.0 million in the first nine months of 2020, a net change of $13.8 million. This change primarily reflects a pre-tax gain of $13.4 million on the Company’s divestiture of Usource in the first quarter of 2019 and $0.4 million of higher retirement benefit and other costs in 2020.

Federal and State Income Taxes decreased $0.5 million and $4.4 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019, primarily reflecting lower pre-tax earnings in the current periods.

At its January 2020, April 2020, July 2020 and October 2020 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.375 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.50 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The Company will hold a quarterly conference call to discuss second quarter 2020 results on Thursday, October 29, 2020, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 106,100 electric customers and 83,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment, which the Company divested in the first quarter or 2019. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the COVID-19 pandemic, which could adversely impact the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2020 and 2019 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2020	2019	Change	2020	2019	Change
Gas Therm Sales:
Residential	2.7	2.6	3.8%	34.2	36.2	(5.5%)
Commercial/Industrial	23.3	24.9	(6.4%)	125.9	136.2	(7.6%)

Total Gas Therm Sales	26.0	27.5	(5.5%)	160.1	172.4	(7.1%)

Electric kWh Sales:
Residential	207.0	180.9	14.4%	539.4	498.3	8.2%
Commercial/Industrial	250.4	257.7	(2.8%)	692.4	718.5	(3.6%)

Total Electric kWh Sales	457.4	438.6	4.3%	1,231.8	1,216.8	1.2%

Gas Revenues	$27.5	$24.9	$2.6	$131.4	$143.9	$(12.5)
Cost of Gas Sales	9.5	6.2	3.3	48.1	58.4	(10.3)

Gas Adjusted Gross Margin	18.0	18.7	(0.7)	83.3	85.5	(2.2)
Electric Revenues	59.9	60.4	(0.5)	170.3	177.0	(6.7)
Cost of Electric Sales	35.4	35.3	0.1	100.3	106.4	(6.1)

Electric Adjusted Gross Margin	24.5	25.1	(0.6)	70.0	70.6	(0.6)
Other Revenues	—	—	—	—	0.9	(0.9)

Total Adjusted Gross Margin:	42.5	43.8	(1.3)	153.3	157.0	(3.7)

Operation & Maintenance Expenses	16.1	15.5	0.6	48.6	49.9	(1.3)
Depreciation & Amortization	13.7	12.8	0.9	40.7	39.0	1.7
Taxes Other Than Income Taxes	5.3	5.5	(0.2)	17.9	17.0	0.9
Other Expense (Income), Net	1.1	1.0	0.1	4.0	(9.8)	13.8
Interest Expense, Net	5.6	5.8	(0.2)	17.7	17.9	(0.2)

Income Before Income Taxes	0.7	3.2	(2.5)	24.4	43.0	(18.6)
Provision for Income Taxes	0.4	0.9	(0.5)	5.8	10.2	(4.4)

Net Income	$0.3	$2.3	$(2.0)	$18.6	$32.8	$(14.2)

Earnings Per Share	$0.02	$0.15	$(0.13)	$1.25	$2.20	$(0.95)

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Supplemental Information

The Company analyzes operating results using Gas and Electric Adjusted Gross Margins, which are non-GAAP measures. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenue less Cost of Gas Sales. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenues less Cost of Electric Sales. The Company’s management believes Gas and Electric Adjusted Gross Margins provide useful information to investors regarding profitability. The Company’s management also believes Gas and Electric Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of gas and electric sales are tracked, reconciled and passed through directly to customers in gas and electric tariff rates, resulting in an equal and offsetting amount reflected in Total Gas and Electric Operating Revenue.

In the tables below; the Company has reconciled Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Gas and Electric Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales revenue, is a meaningful measure to inform investors of the Company’s profitability from gas and electric sales in the period.

Three Months Ended September 30, 2020 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$27.5	$59.9	$—	$87.4
Less: Cost of Sales	(9.5)	(35.4)	—	(44.9)
Less: Depreciation and Amortization	(7.5)	(6.0)	(0.2)	(13.7)

GAAP Gross Margin	10.5	18.5	(0.2)	28.8
Depreciation and Amortization	7.5	6.0	0.2	13.7

Adjusted Gross Margin	$18.0	$24.5	$—	$42.5

Three Months Ended September 30, 2019 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$24.9	$60.4	$—	$85.3
Less: Cost of Sales	(6.2)	(35.3)	—	(41.5)
Less: Depreciation and Amortization	(7.0)	(5.6)	(0.2)	(12.8)

GAAP Gross Margin	11.7	19.5	(0.2)	31.0
Depreciation and Amortization	7.0	5.6	0.2	12.8

Adjusted Gross Margin	$18.7	$25.1	$—	$43.8

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Nine Months Ended September 30, 2020 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$131.4	$170.3	$—	$301.7
Less: Cost of Sales	(48.1)	(100.3)	—	(148.4)
Less: Depreciation and Amortization	(22.3)	(17.8)	(0.6)	(40.7)

GAAP Gross Margin	61.0	52.2	(0.6)	112.6
Depreciation and Amortization	22.3	17.8	0.6	40.7

Adjusted Gross Margin	$83.3	$70.0	$—	$153.3

Nine Months Ended September 30, 2019 ($ millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$143.9	$177.0	$0.9	$321.8
Less: Cost of Sales	(58.4)	(106.4)	—	(164.8)
Less: Depreciation and Amortization	(21.3)	(17.0)	(0.7)	(39.0)

GAAP Gross Margin	64.2	53.6	0.2	118.0
Depreciation and Amortization	21.3	17.0	0.7	39.0

Adjusted Gross Margin	$85.5	$70.6	$0.9	$157.0

Gas GAAP Gross Margin was $10.5 million and $61.0 million in the three and nine months ended September 30, 2020, respectively, decreases of $1.2 million and $3.2 million compared to the same periods in 2019. The decrease in the three month period was driven by lower therm sales of $1.0 million due to lower average usage primarily attributed to the economic slowdown associated with the coronavirus pandemic; and higher depreciation and amortization of $0.5 million, partially offset by customer growth and higher rates of $0.3 million. The decrease in the nine month period was driven by lower margin of $3.2 million principally due to warmer winter weather in the first quarter of 2020; lower margin of $1.3 million from lower average usage primarily attributed to the economic slowdown caused by the coronavirus pandemic; and higher depreciation and amortization of $1.0 million. These decreases were partially offset by customer growth and higher rates of $2.3 million.

Electric GAAP Gross Margin was $18.5 million and $52.2 million in the three and nine months ended September 30, 2020, respectively, decreases of $1.0 million and $1.4 million compared to the same periods in 2019. Electric GAAP Gross Margin in the third quarter of 2020 reflects lower margin of $1.0 million from lower C&I kWh and demand sales due to lower average usage primarily attributed to the economic slowdown caused by the coronavirus pandemic; and higher depreciation and amortization of $0.4 million; partially offset by the positive effect of warmer summer weather on kWh sales, and higher rates of $0.4 million. Electric GAAP Gross Margin in the nine month period reflects lower margin of $2.0 million from lower C&I kWh and demand sales due to lower average usage, primarily attributed to the economic slowdown caused by the coronavirus pandemic and warmer winter weather, partially offset by the positive effect of warmer summer weather on kWh sales, and customer growth; and higher depreciation and amortization of $0.8 million. Electric GAAP Gross Margin was also positively impacted in the nine month period by higher rates of $1.2 million and higher margin of $0.2 million from increased residential sales due to coronavirus pandemic stay-at-home orders.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com